April 11, 2012

VIA EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

Re:

Stericycle, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 0-21229

Dear Mr. Hartz:

I am writing in response to your letter of March 28, 2012. For the staff’s convenience, I have repeated the staff’s comments in bold before our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 32

Note 2 – Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

1.

In the business section of your Form 10-K, on page 6, you state that you have the ability to manage the full spectrum of waste streams generated by a facility with your Integrated Waste Stream Solutions service and that many of your large quantity services deliver fully integrated/ turnkey solutions which include program design, clinical staff education, implementation support, onsite service personnel and the necessary service equipment to support each program.  Please tell us whether any of your integrated services contain multiple element arrangements; and if so, please explain to us the nature of these arrangements and their impact on your financial statements.

As we described in our letter dated June 23, 2011, our Integrated Waste Stream Solutions (IWSS) program is a service that provides a single point of contact for a customer’s different waste streams.  The customer’s waste streams are reviewed for types and quantity and a monthly fee to collect those wastes is contracted.  As an example, an IWSS customer may wish us to process their medical “red bag” waste as well as their sharps disposal and pharmaceutical wastes.  Each month, as waste is collected, the customer is billed the contracted fee and revenue is recognized as the service is performed.

The following deliverables may be included in our IWSS program:

•

The collection, treatment, and disposal of medical waste;

•

Our Sharps Management Services;

•

The collection and disposal of solid waste;

•

The collection and disposal of pharmaceutical waste;

•

Onsite management of the IWSS program.

These services are presented to our customers as a single arrangement, based on the specific needs of the customer, and are billed in a single monthly fee.  Throughout any billing and revenue recognition period, waste streams are being collected and disposed and there is an oversight function.  Because each of the separate units of accounting is performed each month throughout the contractual period, revenue is earned and recognized in the same period as it is billed to our customer.  Revenues from our IWSS program were approximately $38 million and $12 million for the years ended December 31, 2011 and 2010, respectively.

1.

Please tell us whether your customer contracts include post-contractual service obligations, and if so, how you account for such arrangements.

Our customer contracts do not include any post-contractual service obligations.

Note 11 – Goodwill and Other Intangible Assets, page 55

2.

We note that during 2011 you assigned $190.4 million to your customer relationship intangible asset with amortization periods ranging from 14 to 40 years.  Given the wide range in your amortization periods, please tell how you determined the useful lives of your customer relationship intangible assets, as well as the results of such analysis.

During 2011, we completed 45 acquisitions, of which 20 were domestic regulated waste and compliance businesses, one was a domestic returns management services business and 24 were international regulated waste businesses.

Over the past ten years, we have performed various customer attrition analyses to estimate the useful lives of customer relationship intangible assets assigned for each acquisition.  Based on those studies, we have assigned a 40 year estimated useful life to customer relationship intangible assets for domestic regulated waste acquisitions.  In various international locations, we have assigned shorter periods over which to amortize customer relationship intangible assets reflecting the local market conditions.  Our non-regulated waste businesses also experience different patterns of customer attrition.  Accordingly, we have assigned shorter amortization periods to those acquired customer relationships based on historical experience or other information that reflects the pattern in which the economic benefits from those acquired customer relationships will be used.  As a result, the useful lives assigned to our customer relationship intangible assets range from 14 to 40 years.

Signatures, page 71

3.

In future filings, please provide both signature sections pursuant to Form 10-K Instruction D.2(a) and the form itself.  We note that while you have included signatures on behalf of the company by its officers and directors, you have not included the signature by the registrant.  Please revise future filings accordingly.

In future filings, pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we will include a duly authorized signature of the registrant.  We have an original signed document on file in the company records.

As requested, I wish to acknowledge on Stericycle’s behalf that:

•

Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes in disclosure in response to comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and,

•

Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,

/s/ Frank J.M. ten Brink

Frank J.M. ten Brink

Executive Vice President

and Chief Financial Officer